Exhibit 99.2

Brookfield Infrastructure

Corporation

MANAGEMENT INFORMATION

CIRCULAR

Annual General Meeting – June 18, 2024

Notice of Annual General Meeting of Shareholders

and

Availability of Investor Materials

An Annual General Meeting of Shareholders of Brookfield Infrastructure Corporation (the “Corporation” or “BIPC”) will be held on Tuesday, June 18, 2024 at 9:00 a.m. (New York time) in a virtual meeting format to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://web.lumiagm.com/495810962 and entering your control number and password “BIPC2024” (case sensitive). See “Q&A on Voting” in our management information circular dated May 6, 2024 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on April 23, 2024. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form, and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis) (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bip.brookfield.com/bipc under “Notice and Access 2024” and at www.sedarplus.ca and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-866-989-0311 or bip.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. (New York time) on June 4, 2024.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint yourself as proxyholder in order to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Trust Company of Canada, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a non-registered shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (New York time) on June 14, 2024 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

●	On the Internet at www.investorvote.com;

●	Mail your signed proxy using the business reply envelope accompanying your proxy; or

●	By telephone at 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (direct dial outside North America).

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Trust Company of Canada at www.computershare.com/BIPC by no later than the Proxy Deadline.

By Order of the Board

Michael Ryan

Corporate Secretary

May 6, 2024

Letter to Shareholders

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2024 annual meeting of Brookfield Infrastructure Corporation (the “Corporation” or “BIPC”). The annual meeting will occur by webcast at 9:00 a.m. (New York time) on Tuesday, June 18, 2024. You can read about the business of the meeting beginning on page ten of the accompanying Management Information Circular (the “Circular”). The Circular also provides important information on voting your shares at the meeting, our eight (8) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

2023 Highlights

BIPC reported net income of $606 million compared to $1.6 billion in the prior year. After removing the impact of the revaluation on our exchangeable shares that are classified as liabilities under IFRS, underlying earnings were modestly above the prior year. Earnings benefited from the acquisition of Triton International, our global intermodal logistics operation, inflation indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by one-time transaction costs associated with the acquisition of our global intermodal logistics operation and higher financing costs at our U.K. regulated distribution business as a result of incremental borrowings incurred to fund growth capital projects.

Our U.K. regulated distribution operation is performing well despite a softening in construction activity and the overall housing market in the U.K. during 2023. The business had a record year for connections at over 210,000, with notable outperformance in the installation of water connections that contributed to an installed connection base that is nearing 3 million. Our orderbook remains strong at over 1.5 million connections and, when combined with our existing connections base, represents a 5% increase over last year.

Our Brazilian regulated gas transmission business continues to perform well. Today, the business is 100% contracted on an availability basis, with no volume exposure and full inflation indexation. During our ownership, revenues have grown at a 13% compound annual growth rate that has led to meaningful dividends. In fact, we have already realized a 2.4x multiple of our initial investment following the completion of a dividend recapitalization subsequent to year end, while still owning our 31% interest in the perpetual regulated utility. We believe the business is the best positioned platform in the Brazilian gas transportation sector, with strong growth potential over the next decade as natural gas plays an increasingly important role as a reliable transition fuel powering industrial growth and expanding electricity grid capacity needs.

The take-private of Triton, our global intermodal logistics operation, closed on September 28. We invested approximately $1.2 billion for a 28% interest, funded primarily using new BIPC shares as transaction consideration. The business is performing ahead of our expectations, and we expect to generate a base case internal rate of return above our targets, derived largely from the in-place cash yield.

As a result of Brookfield Infrastructure Partners L.P.’s (together with its subsidiaries and operating entities, “Brookfield Infrastructure”) strong financial and operating performance, our Board of Directors approved a quarterly dividend increase of 6% to $0.405 per share in February 2024.

Brookfield Infrastructure executed many of its strategic priorities during 2023. First, it closed over $2 billion of new investments in the transport and data segments. Second, it finalized capital recycling initiatives for total proceeds of $1.9 billion. Third, it maintained significant liquidity and proactively refinanced debt maturities during a capital constrained year. Lastly, Brookfield Infrastructure obtained a second investment grade credit rating of BBB+ from Fitch, with a stable outlook.

These accomplishments demonstrate Brookfield Infrastructure’s commitment to achieving strong financial results while strategically positioning itself for continued success.

Shareholder Meeting

Please take the time to read our Management Information Circular and determine how you will vote your shares.

The Board wishes to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on June 18th.

Yours truly,

Anne C Schaumburg

Brookfield Infrastructure Corporation

Board Chair

May 6, 2024

Management Information Circular

Table of Contents

PART ONE – VOTING INFORMATION	2

Who Can Vote	2
Notice and Access	3
Q & A on Voting	3
Principal Holders of Voting Shares	9

PART TWO – BUSINESS OF THE MEETING	10

1. Receiving the Consolidated Financial Statements	10
2. Election of Directors	10
Voting by Proxy	11
Director Nominees	11
Summary of 2024 Nominees for Director	18
2023 Director Attendance	19
3. Appointment of External Auditor	20
Principal Accounting Firm Fees	20

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	22

Overview	22
Board of Directors	22
Management Diversity	29
Sustainability	29
Code of Business Conduct and Ethics	33
Personal Trading Policy	34

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	35

Director Compensation	35
Equity Ownership of Directors	36

PART FIVE – REPORT ON EXECUTIVE COMPENSATION	37

Executive Overview	37
Compensation Elements Paid by Brookfield	38
Base Salaries	38
Cash Bonus and Long-Term Incentive Plans	38
Performance Graph	40
Summary of Compensation	41
Pension and Retirement Benefits	46
Termination and Change of Control Provisions	46

PART SIX – OTHER INFORMATION	48

Indebtedness of Directors, Officers and Employees	48
Audit Committee	48
Related Party Transactions	48
Management Contracts	49
Normal Course Issuer Bid	49
Availability of Disclosure Documents	50
Other Business	50
Directors’ Approval	51

APPENDIX A – CHARTER OF THE BOARD	A-1

Part One – Voting Information

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Infrastructure Corporation (“we,” “our” or the “Corporation”) of proxies for the Annual General Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual General Meeting of Shareholders and Availability of Investor Materials dated May 6, 2024 (the “Notice”) to be held in a virtual meeting format only on June 18, 2024 at 9:00 a.m. (New York time). See “Q&A on Voting” on page 3 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bip.brookfield.com/bipc under “Notice and Access 2024”, on our System for Electronic Data Analysis and Retrieval + (“SEDAR+”) profile at www.sedarplus.ca and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at May 6, 2024, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to AUD$ are to Australian dollars and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2023 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7411, unless otherwise indicated.

Who Can Vote

As at April 23, 2024, the Corporation had 131,915,764 class A exchangeable subordinate voting shares (“exchangeable shares”), 2 class B multiple voting shares (“class B shares”) and 11,117,660 class C non-voting shares (“class C shares”) outstanding. The exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BIPC.” The class B shares and class C shares are all held by a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP” or the “partnership”) (see “Principal Holders of Voting Shares” on page 9 of this Circular for further information). Each registered holder of record of exchangeable shares or class B shares as at the close of business on Tuesday, April 23, 2024 is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date is entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in our articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of the Corporation, but are not entitled to vote at any such meetings.

The share conditions for the exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter and (ii) each holder of class B shares is entitled to cast a number of votes for each class B share held at the record date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three times the number of exchangeable shares then issued and outstanding divided by (B) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the Corporation’s articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.

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Each exchangeable share has been structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit of BIP (each, a “BIP Unit”). We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the BIP Units and the combined business performance of our group (as defined below) as a whole. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by BIP in its continuous disclosure filings. Copies of BIP’s continuous disclosure filings are available electronically on BIP’s SEDAR+ profile at www.sedarplus.ca and on BIP’s EDGAR profile at www.sec.gov/edgar.

Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bip.brookfield.com/bipc under “Notice and Access 2024”, in addition to posting it on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders. Instead, the Corporation will pay Intermediaries (as defined on page 5 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, is consistent with our focus on sustainability and results in significantly lower printing and mailing costs in connection with the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis) (the “Annual Report on Form 20-F”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or bip.enquiries@brookfield.com, in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 9:00 a.m. (New York time) on June 4, 2024 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

The deadline for shareholder proposals for the Corporation’s 2025 Annual General Meeting of Shareholders is March 18, 2025. Shareholder proposals should be submitted to the Corporation’s registered office at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of the Directors	exchangeable shareholders; class B shareholders	FOR each director nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	exchangeable shareholders; class B shareholders	FOR the resolution

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Who is entitled to vote?

Holders of exchangeable shares at the close of business on Tuesday, April 23, 2024 are entitled to one vote per share on the items of business as identified above. Holders of class B shares at the close of business on Tuesday, April 23, 2024 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares issued and outstanding on the items of business as identified above. Holders of class C shares are not entitled to vote on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Trust Company of Canada (“Computershare”), after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BIPC no later than 5:00 p.m. (New York time) on June 14, 2024 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing Computershare with the name and email address of your appointee. Computershare will provide your appointee with a user name which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Shareholders can vote in one of two ways, as follows:

●	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the meeting; or

●	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/495810962

Step 2: Follow these instructions:

Registered shareholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “BIPC2024” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in and vote on any

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matter at the meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the meeting and do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the meeting.

Duly appointed proxyholders: Click “I have a Login” and then enter your user name provided to you by Computershare and the password “BIPC2024” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline as follows:

●

by Internet: access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you.

●	by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to Computershare Trust Company of Canada:

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

●

by telephone: call toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will be prompted to provide the 15-digit control number printed on the bottom of the first page of the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the Management Representatives identified in the form of proxy you will need to complete the additional step of registering your proxyholder with Computershare at www.computershare.com/BIPC by no later than the Proxy Deadline.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), and you would like to know how to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 7 of this Circular for voting instructions.

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Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

What happens if I sign the proxy sent to me?

Signing the proxy appoints David Krant, Chief Financial Officer of the Corporation, or in the alternative, Michael Ryan, Corporate Secretary of the Corporation (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 7 of this Circular for instructions on registering your proxy with Computershare. Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to Computershare in the envelope provided to you by mail to Computershare Trust Company of Canada: Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. (New York time) on Friday, June 14, 2024, or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and vote by online ballot at the meeting. Voting on any online ballot will revoke your previous proxy.

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Attention: Corporate Secretary

Brookfield Infrastructure Corporation c/o Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 10 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The Corporation’s transfer agent, Computershare, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact Computershare as follows:

Mail	Telephone	Online

Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1	Direct dial outside North America at 514-982-7555 within Canada and the United States toll free at 1-800-564-6253	Email: service@computershare.com Website: http://www.investorcentre.com/

If my shares are not registered in my name but are held in the name of an Intermediary,

how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

●	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

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●	in the name of a depository, such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, of which the Intermediary is a participant.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: Insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: You must complete the additional step of registering yourself (or your appointees other than if your appointees are the Management Representatives) as the proxyholder with Computershare at www.computershare.com/BIPC no later than the Proxy Deadline and providing Computershare with your name and email address or the name and email address of your appointee. Computershare will provide you or your appointee with a user name which will allow you or your appointee to log in to and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to Computershare. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: Computershare will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at www.computershare.com/BIPC as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

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Principal Holders of Voting Shares

The following table presents information regarding the beneficial ownership of the exchangeable shares by Brookfield Corporation (together with any affiliate thereof other than our group (as defined below), including Brookfield Asset Management Ltd. (“Brookfield Asset Management”), unless the context requires otherwise, “Brookfield”). The exchangeable shares held by Brookfield do not entitle Brookfield to different voting rights than those of other holders of the exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in the Corporation and holders of the class B shares hold a 75% voting interest in the Corporation.

	Exchangeable Shares
Name	Shares Owned	Percentage
Brookfield Corporation(a)	13,012,789	9.9%

Notes:

(a)

Brookfield may be deemed the beneficial owner of 13,012,789 exchangeable shares that it holds directly and through its wholly-owned subsidiary BIPC Holding LP. In addition, all of the issued and outstanding Class B limited voting shares of Brookfield Corporation are held by BAM Partners Trust (the “Brookfield Partnership”), which may be deemed a beneficial owner of such exchangeable shares. The Brookfield Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation. The trustee votes the Class B Shares with no single individual or entity controlling the Brookfield Partnership. As such, the Brookfield Partnership may be deemed to have indirect beneficial ownership of 13,012,789 exchangeable shares. The business address of each of Brookfield Corporation, the Brookfield Partnership and BIPC Holding LP is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.

Brookfield Infrastructure Holdings (Canada) Inc. (“Can HoldCo”), which is controlled by Brookfield Infrastructure L.P. (“Holding LP”), which is controlled by BIP (together with Can HoldCo, Holding LP, certain subsidiaries of Holding LP and the entities which directly or indirectly hold the partnership’s current operations and assets that the partnership may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements (other than the Corporation), “Brookfield Infrastructure”. Brookfield Infrastructure, together with the Corporation, is referred to herein as our “group”), which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest in the Corporation, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in the Corporation after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 77.5% voting interest in the Corporation.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

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Part Two – Business of the Meeting

We will address three items at the meeting:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; and

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1. Receiving the Consolidated Financial Statements

The Corporation’s consolidated financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis are included in our Annual Report on Form 20-F. Our Annual Report on Form 20-F is available on our website https://bip.brookfield.com/bipc, under “Notice and Access 2024” and on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar, and is being mailed to registered and non-registered shareholders of the Corporation who have contacted the Corporation to request a paper copy of the Annual Report on Form 20-F. Shareholders who have signed up for electronic delivery of the Annual Report on Form 20-F will receive it by email.

2. Election of Directors

The board of directors of the Corporation (the “Board”) is comprised of eight members, all of whom are to be elected at the meeting. The Board mirrors the board of directors of the general partner of BIP, except that John Mullen is the non-overlapping director member of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. If you own exchangeable shares or class B shares, you can vote on the election of all eight directors. The following persons are proposed as nominees for election:

● Jeffrey Blidner	● William Cox	● Roslyn Kelly	● John Mullen

● Suzanne Nimocks	● Daniel Muñiz Quintanilla	● Anne Schaumburg	● Rajeev Vasudeva

The appointment of the directors must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

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Voting by Proxy

The Management Representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the eight director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Jeffrey Blidner and Anne Schaumburg were appointed to the Board on March 12, 2020 and William Cox, Roslyn Kelly, Daniel Muñiz Quintanilla and Rajeev Vasudeva were appointed to the Board on March 16, 2020. John Mullen was appointed to the Board on May 5, 2021. Suzanne Nimocks was appointed to the Board on August 2, 2022.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the Management Representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of exchangeable shares and other public company board positions held, as at April 23, 2024. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

2024 MANAGEMENT INFORMATION CIRCULAR / 11

The following eight individuals are nominated for election as directors of the Corporation:

Jeffrey Blidner(a)

Age: 76

Director since:

March 12, 2020

Director of the general

partner of BIP since:

2008

(Affiliated)(d)

Areas of Expertise:

Growth Initiatives, Governance, Legal

Expertise, International Experience, Strategic

Planning Acumen,

Infrastructure, Power,

Private Equity, Property

Jeffrey has served as a director of the Corporation since the special distribution of exchangeable shares to the holders of BIP Units in March 2020 (the “special distribution”) and as a director of the general partner of the partnership since 2008. Jeffrey is a Vice Chair of Brookfield Corporation and former Chief Executive Officer of Brookfield’s Private Funds. He is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of Brookfield Renewable Corporation, Director of the general partner of Brookfield Business Partners L.P. and Director of Brookfield Business Corporation. He also serves as a director of Brookfield Corporation and the general partner of Brookfield Property Partners L.P. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.

	Board/Committee Membership		Public Board Membership During Last Five Years
Board

Brookfield Infrastructure Corporation

Brookfield Business Corporation

Brookfield Renewable Corporation

Brookfield Property REIT Inc.

Brookfield Business Partners L.P.

Brookfield Corporation

Brookfield Property Partners L.P.

Brookfield Renewable Partners L.P.

Brookfield Infrastructure Partners L.P.

2020 – Present 2022 – Present 2020 – Present 2018 – Present 2016 – Present 2013 – Present 2013 – Present 2011 – Present 2008 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	1,060	9,549	10,609

William Cox(a) Age: 61 Director since:

William has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since November 3, 2016. William is also a director of Brookfield Reinsurance. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. Will graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.

	Board/Committee Membership		Public Board Membership During Last Five Years

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March 16, 2020

Director of the general

partner of BIP since:

2016

(Independent)(b)

Areas of Expertise:

Business Development,

Human Resource

Management, Risk

Management, Business

Ethics, Social and

Environmental

Responsibility, Asset

Management, Infrastructure,

Private Equity, Real Estate

Board Nominating and Governance Committee (Chair)		Brookfield Infrastructure Corporation Brookfield Reinsurance Ltd. Brookfield Infrastructure Partners L.P.	2020 – Present 2021 – Present 2016 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
470	11,185	11,655

Roslyn Kelly(a)

Age: 51

Director since:

March 16, 2020

Director of the general

partner of BIP since:

2020

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Risk

Management, Asset

Management, Government

and Public Policy, Economic

Policy, International Affairs,

Energy and Power,

Financial Services,

Healthcare, Infrastructure,

Insurance, Manufacturing,

Roslyn has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since February 7, 2020. She manages the family office of Lance Uggla, the current CEO of HIS Markit. She has fulfilled various investment banking and portfolio management roles throughout her career within several large global financial institutions, and most recently was a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.

Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee(c)		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020 – Present 2020 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
—	20,008	20,008

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Natural Resources, Private Equity, Real Estate, Accounting, Human Resource Management, Marketing

John Mullen(a)

Age: 68

Director since:

May 5, 2021

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Legal and

Regulatory, Asset

Management, Government

and Public Policy,

Transport, Infrastructure,

Telecommunications

John has served as a director of the Corporation since May 5, 2021. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John is Chairman of Brambles, Treasury Wine Estates and Scyne Advisory. Until recently, John was a non-executive Director and Chairman of Telstra, an Australian telecommunications and media company, and was the Chairman of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board Nominating and Governance Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. Treasury Wine Estates Limited Brambles Limited Brookfield Infrastructure Partners L.P. Telstra Corporation Limited	2021 – Present 2021 – 2022(f) 2023 – Present 2019 – Present 2017 – 2020(f) 2008 – 2023
Number of Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	—	6,740	6,740

Daniel Muñiz Quintanilla(a)

Daniel has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since August 1, 2019. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground

2024 MANAGEMENT INFORMATION CIRCULAR / 14

Age: 50

Director since:

March 16, 2020

Director of the general

partner of BIP since:

2019

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Legal and

Regulatory, Asset

Management, Government

and Public Policy,

Economic Policy, Natural

Resources, Manufacturing,

Transport, Infrastructure,

Insurance, Private Equity

Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico. Daniel holds a LLM from Georgetown University and a MBA from Instituto de Empresa, Madrid, Spain.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee (Chair)(c)		Brookfield Infrastructure Corporation Gatos Silver, Inc. Brookfield Infrastructure Partners L.P. Hudbay Minerals Inc. Southern Copper Corporation	2020 – Present 2021 – Present(g) 2019 – Present 2019 – Present 2008 – 2018
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
—	5,400	5,400

Suzanne Nimocks(a)

Age: 65

Director since:

August 2, 2022

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Asset

Management, Risk

Management, Electric

Power, Natural Gas,

Renewables, Economic

Policy, Financial Services,

Infrastructure, Private Equity

Suzanne Nimocks has served as a director of the Corporation and as a director of the general partner of the partnership since August 2, 2022. Suzanne serves as a member of the board of directors of Ovintiv Inc., a leading North American energy producer, and is Lead Independent Director for Owens Corning, a global building and construction materials leader. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.

Board/Committee Membership		Public Board Membership During Last Five Years
Board Nominating and Governance Committee		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. Owens Corning Arcelor Mittal S.A. Ovintiv Inc. Valaris plc	2022 – Present 2022 – Present 2012 – Present 2011 – 2022 2010 – Present 2010 – 2021(h)
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
4,000	—	4,000

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Anne Schaumburg(a)

Age: 74

Director since:

March 12, 2020

Director of the general

partner of BIP since:

2008

(Independent)(b)

Areas of Expertise:

Corporate Strategy and Business Development, Mergers and Acquisitions, Finance and Capital Allocation, Energy and Power, Financial Services, Infrastructure, Natural Resources, Accounting, Human Resource Management, Marketing

Anne has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since November 3, 2008, including serving as Chair since February 2020. Anne is also a director of Brookfield Reinsurance. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Chair) Audit Committee(c)		Brookfield Infrastructure Corporation Brookfield Reinsurance Ltd. Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2021 – Present 2008 – Present 2005 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	2,920	28,120	31,040

Rajeev Vasudeva(a) Age: 64 Director since: March 16, 2020 Director of the general partner of BIP since: 2019 (Independent)(b) Areas of Expertise:

Rajeev has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since August 1, 2019. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and UK, culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves on the board of Sofina, an investment holding company listed on the Brussels stock exchange, and on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.

	Board/Committee Membership		Public Board Membership During Last Five Years

Corporate Strategy and	Board		Brookfield Infrastructure Corporation	2020 – Present

2024 MANAGEMENT INFORMATION CIRCULAR / 16

Business Development, Finance and Capital Allocation, Accounting, Economic Policy, International Affairs			Sofina Marico Limited Pidilite Industries Ltd. Brookfield Infrastructure Partners L.P. Centum Learning Ltd.	2023 – Present 2021 – Present 2020 – Present 2019 – Present 2019 – 2022
	Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	4,750	—	4,750

Notes:

(a)

Jeffrey Blidner principally lives in Ontario, Canada. William Cox principally lives in Bermuda. Roslyn Kelly and Rajeev Vasudeva principally live in London, United Kingdom. John Mullen principally lives in New South Wales, Australia. Daniel Muñiz Quintanilla principally lives in Madrid, Spain. Anne Schaumberg principally lives in New Jersey, United States of America and Suzanne Nimocks principally lives in Texas, United States of America.

(b)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices. John Mullen is the non-overlapping board member of BIPC who assists BIPC with, among other things, resolving any conflicts of interest that may arise from its relationship with BIP. John Mullen served on the board of directors of the general partner of BIP from 2017 to 2020 and most recently from May 5, 2021 until he resigned from such board of directors on August 2, 2022.

(c)

Daniel Muñiz Quintanilla is the chair of the audit committee of the Board and is our audit committee financial expert. The audit committee of the Board consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the audit committee of the Board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(d)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(e)

The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board. The value of two times the annual retainer for each such director is $300,000. For more information, see “Director Share Ownership Requirements” in Part Three of this Circular. Each of the directors individually and collectively beneficially own less than 1% of the exchangeable shares.

(f)	John Mullen previously served as a director of the general partner of BIP from 2017 to 2020 and from May 2021 to August 2022.

(g)

Daniel Muñiz Quintanilla is a director of Gatos Silver, Inc. (“Gatos”). On April 1, 2022, the Ontario Securities Commission issued a management cease trade order against the chief executive officer and chief financial officer of Gatos ordering each such executive officer to cease trading in the securities of Gatos until Gatos completed its annual continuous disclosure filings for the year ended December 31, 2021 as required by Ontario securities laws. Additional management cease trade orders were issued by the Ontario Securities Commission on April 12, 2022 and July 7, 2022 in connection with certain other delays in Gatos’ financial reporting. Such management cease trade orders lapsed on June 29, 2023.

(h)

Suzanne Nimocks was a director of Valaris plc (formerly Ensco-Rowan) from 2010 until April 2021. Valaris plc filed for bankruptcy in August 2020 and emerged on May 1, 2021. Suzanne resigned from the board of directors of Valaris plc on April 30, 2021.

2024 MANAGEMENT INFORMATION CIRCULAR / 17

Summary of 2024 Nominees for Director

The following summarizes the qualifications of the 2024 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit: ● High personal and professional integrity and ethics ● A proven record of success ● Experience relevant to the Corporation’s global activities	● A commitment to sustainability and social issues ● An inquisitive and objective perspective ● An appreciation of the value of good corporate governance

The Board is comprised of eight directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the following chart.

Director Nominees	Business Development	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Sustainability	Industry Experience

Jeffrey Blidner	✓	✓	✓	✓	✓	✓	Infrastructure, power, private equity, property

William Cox	✓	✓	✓	✓	✓	✓	Asset management, real estate, infrastructure, private equity

Suzanne Nimocks	✓	✓	✓	✓	✓	✓	Asset management, energy and power, economic policy, financial services, infrastructure, private equity

Roslyn Kelly	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, economic policy, international affairs, energy and power, financial services, healthcare, infrastructure, insurance, manufacturing, natural resources, private equity, real estate, accounting, human resource management, marketing

John Mullen	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, transport, infrastructure, telecommunications

2024 MANAGEMENT INFORMATION CIRCULAR / 18

Director Nominees	Business Development	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Sustainability	Industry Experience

Daniel Muñiz Quintanilla	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, economic policy, natural resources, manufacturing, energy and power, financial services, infrastructure, insurance, private equity

Anne Schaumburg	✓	✓	✓	✓	✓	✓	Energy and power, financial services, infrastructure, natural resources, accounting, human resource management, marketing

Rajeev Vasudeva	✓	✓	✓	✓	✓	✓	Accounting, economic policy, international affairs

2023 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director nominee attended in 2023. All director nominees standing for re-election attended at least 90% of the Board meetings in 2023, with seven of those director nominees attending every Board meeting. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	All		Board	Audit Committee	Nominating and Governance Committee

Jeffrey Blidner	no	5 of 5	100%	5 of 5	—	—

William Cox	yes	9 of 9	100%	5 of 5	—	4 of 4

Roslyn Kelly	yes	9 of 9	100%	5 of 5	4 of 4	—

John Mullen	yes	8 of 9	90%	4 of 5	—	3 of 4

Daniel Muñiz Quintanilla	yes	9 of 9	100%	5 of 5	4 of 4	—

Suzanne Nimocks	yes	5 of 5	100%	5 of 5	—	—

Anne Schaumburg	yes	13 of 13	100%	5 of 5	4 of 4	4 of 4

Rajeev Vasudeva	yes	5 of 5	100%	5 of 5	—	—

2024 MANAGEMENT INFORMATION CIRCULAR / 19

3. Appointment of External Auditor

On recommendation of the audit committee of the Board (the “Audit Committee”), the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation. Deloitte has served as the external auditor of the Corporation since 2019. The appointment of the external auditor must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

On any ballot that may be called for in the appointment of the external auditor, the Management Representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2023 by Deloitte amounted to approximately $3.847 million, the entire amount representing audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte provides other non-audit services to the Corporation pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to the Corporation for the fiscal years ended December 31, 2023 and December 31, 2022.

$ thousands	2023	2022

Audit fees	3,722	1,721

Audit-related fees	125	88

Tax fees	—	—

All other fees	—	—

Total fees	3,847	1,809

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

Audit-related fees relate primarily to services pertaining to capital market transactions and other securities related matters. Audit-related fees also include fees for translation.

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Tax fees related to fees incurred for tax compliance, tax advice and tax planning.

Deloitte is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

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Part Three – Statement of Corporate Governance

Practices

Overview

The Corporation’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by the Canadian Securities Administrators. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to the Board committees, mirror the practices of the partnership and are governed by the Corporation’s articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Corporation except as required by applicable law or the Corporation’s articles. The following is a summary of certain provisions of the Corporation’s articles and policies that affect the Corporation’s governance.

Board of Directors

The Board is currently comprised of eight directors. The Board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of the shareholders of the Corporation and subject to the Corporation’s articles. At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. The Board mirrors the board of directors of the general partner of the partnership, except that there is one additional non-overlapping member of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with Brookfield Infrastructure. John Mullen currently serves as the non-overlapping director.

Election and Removal of Directors

The Board is elected by the holders of exchangeable shares and class B shares of the Corporation and each of the Corporation’s current directors will serve until the next annual meeting of shareholders of the Corporation or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled and additional directors may be added by a resolution of the shareholders of the Corporation or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the Corporation. A director will be automatically removed from the Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

The Board has not adopted a majority voting policy for the election of directors. The Corporation is exempt from the TSX’s requirement to adopt such a policy because Brookfield Infrastructure, through its ownership of class B shares, has a 75% voting interest in the Corporation and is able to control the election and removal of directors serving on the Board. As a result of Brookfield Infrastructure’s voting interest, a majority voting policy would not serve a useful purpose for a majority-controlled company like the Corporation.

Term Limits and Board Renewal

The nominating and governance committee of the Board (the “Nominating and Governance Committee”) reviews and assesses the qualifications of candidates to join the Board with the goal, among other things, of reflecting a balance

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between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to the Board can help us adapt to a changing business environment.

As such, the Nominating and Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Nominating and Governance Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board).

Board Diversity Policy

The Corporation has a board diversity policy. The diversity policy is informed by our group’s deep roots in many global jurisdictions and the belief that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

All Board appointments are based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the Board. We appreciate the benefits of leveraging a range of diverse talents and perspectives and we are committed to pursuing the spirit and letter of the diversity policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives.

Currently, of the seven independent directors and eight total number of directors on the Board, three directors are women (all three are independent directors and all three are standing for re-election). Therefore, if all of the director nominees are elected at the meeting, there will be three women on the Board, or approximately 43% of the independent directors on the Board and 38% of the entire Board will be women. The diversity policy does not set any formal targets on diversity, including gender diversity, for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.

	As of December 31, 2023		As of December 31, 2022

	Number	%	Number	%

Women on the Board	3	38%	3	38%

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two standing committees: the Audit Committee and the Nominating and Governance Committee (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

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●

Supervising the affiliates of Brookfield who are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement among the Corporation, the partnership (collectively, the “Service Recipients”), Brookfield and the Service Providers (the “Master Services Agreement”);

●	Capitalizing and financing the Corporation’s interests in its operating subsidiaries; and

●	Overseeing the activities of the Corporation.

Meetings of the Board

The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board, or in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Providers. Materials for each meeting are distributed to directors in advance of meetings.

The Board meets at least quarterly to review and approve the Corporation’s quarterly earnings and consider dividend payments and review specific items of business, including transactions and strategic initiatives. Meeting frequency may change depending on the opportunities or risks faced by the Corporation. The Board holds additional meetings as necessary to consider special business.

In 2023, there were four regularly scheduled Board meetings and one special meeting for a total of five Board meetings.

Four regular meetings are scheduled for 2024.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

There were four meetings of independent directors during 2023.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. In addition, the Corporation must have one director who does not overlap with the board of directors of the general partner of the partnership. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Nominating and Governance Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors”, Item 6.C “Board Practices—Transactions in Which a

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Director Has an Interest” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent	Affiliated	Management	Reason for Affiliated or Management Status
	(a)	(b)	(c)

Jeffrey Blidner		✓		Vice Chair of Brookfield
William Cox	✓

Roslyn Kelly	✓

John Mullen	✓

Daniel Muñiz Quintanilla	✓

Suzanne Nimocks	✓

Anne Schaumburg	✓

Rajeev Vasudeva	✓

Notes:

(a)

“Independent” refers to the Board’s determination, based on the recommendation of the Nominating and Governance Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)

“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)	“Management” refers to a director nominee who is a current member of management of a Service Provider.

The Board considers that the seven directors listed as “Independent” above (approximately 88% of the Board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the Corporation and, other than the non-overlapping director, the general partner of the partnership:

●

Jeffrey Blidner: Brookfield Corporation, the general partner of each of Brookfield Renewable Partners L.P., Brookfield Business Partners L.P., Brookfield Property Partners L.P. as well as Brookfield Property REIT Inc., Brookfield Renewable Corporation and Brookfield Business Corporation;

●	William Cox: Brookfield Reinsurance Ltd.;

●	John Mullen: Brambles Limited and Treasury Wine Estates Limited;

●	Daniel Muñiz Quintanilla: Gatos Silver, Inc. and Hudbay Minerals Inc.;

●	Suzanne Nimocks: Ovintiv Inc. and Owens Corning;

●	Anne Schaumburg: NRG Energy, Inc. and Brookfield Reinsurance Ltd.; and

●	Rajeev Vasudeva: Pidilite Industries Ltd., Marico Limited and Sofina.

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Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the Corporation places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.”

Director Share Ownership Requirements

The Charter of Expectations outlines share ownership requirements the Corporation places on its directors who are not affiliated with Brookfield. The Corporation believes that such directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation’s independent directors are expected to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board.

Director Orientation and Education

New directors of the Corporation are provided with comprehensive information about the Corporation and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. Directors also participate in continuing education measures, as discussed below.

The Board receives annual operating plans for each of the Corporation’s strategic business units and more detailed presentations on particular strategies. The directors are also invited to participate in guided tours of the Corporation’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of the Corporation and its affiliates. Directors are regularly briefed on matters that will assist them to better understand industry-related issues such as accounting rule changes, transactional activity, capital market trends and initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The Board believes that its committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has two standing committees:

●	Audit Committee; and

●	Nominating and Governance Committee.

The responsibilities of these Committees are each set out in written charters, which are reviewed and approved annually by each Committee before they are then reviewed and approved annually by the Board. The charter of each

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Committee can be found on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.” It is the Board’s policy that the Audit Committee must consist entirely of independent directors and the Nominating and Governance Committee must consist of a majority of independent directors. Special committees may be formed from time to time to review particular matters or transactions. The Corporation does not have a compensation committee as compensation is determined by Brookfield, as employer of the personnel who carry out the management and activities of our infrastructure business per the terms of the Master Services Agreement. The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide the Corporation with management services under the Master Services Agreement. For more information on how compensation is decided, see “Executive Overview” in Part Five of this Circular and for more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Board is required to maintain at all times an audit committee that operates pursuant to a written charter. The Audit Committee is required to consist solely of independent directors and each member must be financially literate and at least one member must be designated as an audit committee financial expert. Collectively, the Corporation’s Audit Committee has the education and experience to fulfill the responsibilities outlined in its charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information in Part Two of this Circular. The Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Audit Committee is responsible for assisting and advising the Board with matters relating to:

●	our accounting and financial reporting processes;

●	the integrity and audits of our financial statements;

●	our compliance with legal and regulatory requirements;

●	the qualifications, experience, performance and independence of our independent auditor; and

●	our cybersecurity program including assessing cybersecurity risks and practices.

The Audit Committee is also responsible for engaging our independent auditor, reviewing the plans and results of each audit engagement with our independent auditor, approving audit and non-audit services provided by our independent auditors, considering the fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

As of the date of this Circular, the Audit Committee was comprised of the following three directors: Daniel Muñiz

Quintanilla (Chair), Roslyn Kelly and Anne Schaumburg, all of whom are independent directors.

The Board has adopted the Audit Policy. Under the Audit Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Audit Policy prohibits the auditors from providing the following types of non-audit services:

●	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

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●	appraisal or valuation services or fairness opinions;

●	actuarial services;

●	management functions or human resources;

●	legal services and expert services unrelated to the audit;

●	internal audit outsourcing; and

●	financial information systems design and implementation.

The Audit Policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board has determined that all of these directors are independent for Audit Committee service and financially literate. Daniel Muñiz Quintanilla is currently designated as our audit committee financial expert.

See Item 6.C “Board Practices—Audit Committee” in our Annual Report on Form 20-F and Exhibit 15.1 of the Annual Report on Form 20-F for further information on the Audit Committee and Audit Committee charter.

Nominating and Governance Committee

The Board is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The Nominating and Governance Committee is required to consist of a majority of independent directors.

The Nominating and Governance Committee is responsible for recommending the appointment by the Board of a person to the office of director and for recommending a slate of nominees for election as directors by the shareholders of the Corporation. The Nominating and Governance Committee is also responsible for assisting and advising the Board with respect to matters relating to the general operation of the Board, the governance of the Corporation and the performance of the Board and individual directors. The Nominating and Governance Committee is also responsible for reviewing and making recommendations to the Board concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.

As Brookfield Infrastructure holds 75% of the votes to elect the directors of the Corporation, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the Board, including the need for the Board as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or the Corporation are assessed to ensure the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the

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Board. The Nominating and Governance Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.

As of the date of this Circular, the Nominating and Governance Committee was comprised of the following directors: John Mullen, William Cox (Chair) and Suzanne Nimocks and as such, the Nominating and Governance Committee consisted solely of independent directors.

See Item 6.C “Board Practices—Nominating and Governance Committee” in our Annual Report on Form 20-F for further information on the Nominating and Governance Committee.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the Board and the Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the Board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the Board also holds private interviews with each director annually to discuss the operations of the Board and the Committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has not developed written position descriptions for the Chair of the Board or the chairperson of any of the Committees. However, each chairperson takes responsibility for ensuring the Board or Committee, as applicable, addresses the matters within its written charter.

The Board has not developed a written position description for any members of our core senior management team. Similar to Brookfield Infrastructure, the services of our core senior management team are provided by the Service Providers pursuant to the Master Services Agreement. For more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular.

Management Diversity

The Corporation is externally managed by the Service Providers, and accordingly, the Corporation does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography and skills. The Service Providers appreciate the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.

Sustainability

Grounded in our group’s history as owners and operators of real assets, strong sustainability principles have always been a fundamental part of our investment and asset management approach. We believe that conducting our business in a sustainable and ethical manner is directly linked to our success as a manager of critical infrastructure assets.

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Sustainability is integrated into the full asset life cycle beginning with initial due diligence, through the acquisition, operational oversight and ultimately the sales process. We understand that good governance is essential to sustainable business operations. From our Board of Directors to the CEOs of our portfolio companies, there is complete leadership engagement in the implementation of our sustainability program:

●

Board of Directors: Our Board of Directors is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs and reviews progress on major strategic initiatives. The Board oversees our group’s sustainability strategy and leverages management’s monitoring processes. The Board and its committees review and approve significant policies relating to sustainability and monitor progress towards sustainability goals. The Board discusses our group’s approach to sustainability matters within its business activities on a quarterly basis.

●

Executive Management: Senior executives oversee our sustainability initiatives and provide regular updates to the board. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their respective functional areas.

●

Sustainable Asset Management: Our asset management team includes personnel with sustainability-specific expertise who are responsible for implementing sustainability strategy. Part of the mandate of the team includes the ongoing monitoring and reporting of key sustainability metrics, which are collected annually with trends and material findings reported to the Board. This group is led by our Chief Risk Officer & Head of Sustainability.

●

Portfolio Company CEO: The CEO of each portfolio company is responsible for the development and execution of a sustainability strategy for their business and are accountable for the portfolio company’s performance.

The diverse nature of these groups, with their varying expertise and backgrounds, ensures there is a wide range of representation from across the business. Our group’s sustainability program is additionally overseen by the Governance and Nominating Committee of Brookfield, which receives regular updates on sustainability initiatives throughout the year from each business group.

2023 Highlights

In 2023, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen sustainability practices.

We continue to focus on climate change mitigation and adaptation, and our priority is to support reducing scope 1 and 2 greenhouse gas (“GHG”) emissions and enhance climate risk management across our investments where we have financial control. We have made progress in a number of areas:

●

Sustainability Report: Brookfield Infrastructure has published its annual Sustainability Report, including its inaugural TCFD disclosures. The report highlights key sustainability initiatives undertaken, including our approach to decarbonization, enhancements to sustainability-related due diligence, building an inclusive working environment and governance practices.

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●

Climate Change Risk Mitigation: Our team of sustainability professionals have reviewed the results of our screening level climate assessment, which utilized transition and physical scenarios to provide a view of potential climate risks and opportunities across our businesses. These results have been shared with our team of operating specialists and engineers to formalize the process for confirming that our assets are resilient in the face of climate change or ensuring that adequate mitigation practices are in place.

●

Supporting Our Net Zero Ambition: Our manager, Brookfield, is aligned to the global ambition to reach net zero by 2050 or sooner. Following the publication of our NZAM interim target in 2022, Brookfield’s assets under management (“AUM”) grew nearly $190 billion, of which Brookfield is adding $54 billion to its NZAM interim target. As a result, the in-scope assets in Brookfield’s interim target increased to $201 billion, or approximately 34% of AUM(1). We are working with each of their portfolio companies to perform an initial plotting of our entire portfolio against Brookfield’s Achieving Net Zero Framework. This initial exercise will serve as a baseline with the goal of performing this exercise annually to track decarbonization progress.

●

PRI Assessment: Brookfield submitted its 2022 Principles for Responsible Investment (“PRI”) assessment in early September, with results received in early 2024. We look forward to sharing our results and continued progress in assessments.

●

Regulatory Preparedness: We continue to monitor environmental, social and governance and/or sustainability regulatory developments across jurisdictions to ensure preparedness at the corporate and portfolio company levels. We are focused on understanding the implications and readying our processes, systems and controls for new and proposed regulations and standards, including: E.U. Corporate Sustainability Reporting Directive (“CSRD”), U.S. SEC issued Climate-Related Disclosures, Canada’s Modern Slavery Act, and IFRS S1 and S2, as issued by the International Sustainability Standards Board. We are also continuing to monitor the Task-Force for Nature-related Disclosures (“TNFD”) for potential upcoming disclosure requirements.

●

Greenhouse Gas Emissions: Measurement of greenhouse gas emissions (“GHG”) across all portfolio companies have been compiled and reviewed. These emissions are disclosed in alignment with the GHG Protocol, by scope 1 and scope 2 (location and market-based) in the annual Sustainability Report. This year we have included enhanced disclosure around the source of our emissions calculations, illustrating the strength of our data and improving our transparency.

(1)	Expressed as a percentage of total AUM excluding Oaktree Capital Management and Brookfield Reinsurance as of December 31, 2022.

As part of Brookfield’s ongoing social initiatives, we recognize that our employees drive our success, and we seek to create a positive, open, and inclusive work environment that enables employees to develop. We proactively recruit people who are aligned with our culture and have the potential to grow and develop within the organization. This includes ensuring a diverse slate in our recruitment process. Brookfield is committed to a hiring process that is fair, objective, equitable, non-discriminatory and in compliance with all applicable legislation and good governance. Where possible, based on our ownership, we seek to have female representation on the board of each of our portfolio companies. Currently approximately 85% of our portfolio companies are meeting this objective, compared to approximately 80% at the end of 2021. Further progress on our diversity and inclusion initiatives are included within Brookfield’s 2022 Sustainability Report.

We have also continued to enhance our governance processes through ongoing engagement with leading sustainability framework organizations to ensure our reporting and protocols are aligned with evolving best practices and reporting regulations. Our portfolio companies continue to adopt their own industry-relevant standards and certifications to further contribute to the development of our sustainability program.

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The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies.

Our group’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti- bribery and corruption policy, an independent and anonymous whistleblower hotline, and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.

Our group’s portfolio companies are also actively involved in various sustainability initiatives. Below are a few examples of key initiatives at the portfolio company level:

●

Our U.K. regulated distribution business, BUUK, has several projects underway to explore the role hydrogen and other transition energies could play in a decarbonized energy future, in support of the proposed Future Homes Standard. These projects offer a concrete example of balancing stakeholder needs and strong corporate stewardship with creating long-term value. This includes the commissioning of a 370-meter 100% hydrogen pipeline that will allow for hydrogen mains to be used for in-home appliance testing. BUUK has also conducted several trial studies, such as for smart hydrogen hybrid heat pumps which combine a hydrogen boiler with an air-source heat pump and provide evidence of up to a 90% reduction in carbon emissions when operated with smart controls, and the use of smart controls to allow users to dynamically switch between a heat pump and gas boiler, which can reduce fossil fuel-based heating consumption by 80%.

Overview of Sustainability & the Investment Process

Brookfield’s sustainability strategy is centered on supporting business reliance and creating value for our investors and stakeholders, now and the in the future. Our environmental, social and governance policy (our “ESG Policy”) illustrates our longstanding commitment to integrating sustainability considerations into our decision-making and day-to-day asset management activities. Our ESG Policy is reviewed annually, updated on an as-needed basis and is guided by the following guiding principles:

●	Mitigate the impact of our operations on the environment

○	Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time

○	Support the goal of net zero greenhouse gas emissions by 2050 or sooner

●	Ensure the well-being and safety of employees

○	Operate with leading health and safety practices to support the goal of zero serious safety incidents

○	Foster a positive work environment based on meritocracy, valuing diversity and zero tolerance for workplace discrimination, violence, or harassment

●	Uphold strong governance practices

○	Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics

○	Maintain strong stakeholder relationships through transparency and active engagement

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●	Be good corporate citizens

○	Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions

○	Support philanthropy and volunteerism by our employees

We integrate sustainability into all aspects of investment decision-making and ongoing portfolio management. Sustainability considerations are embedded throughout our investment decision-making and ongoing portfolio management processes. This includes initial due diligence, financial model and business trends, investment valuations, performance monitoring and engaging with management teams. Our investment processes align with the PRI’s six principles.

During the initial due diligence phase, our investment teams are guided by a Brookfield-wide ESG Due Diligence Protocol to ensure a thorough assessment of material sustainability risks and opportunities relevant to the target business. In doing so, we leverage and combine our investment and operating expertise with industry-specific guidelines that incorporate SASB guidance. Our approach incorporates, but is not limited to, climate-related physical and transition risk, anti-bribery and corruption, health and safety, and human rights and modern slavery assessments. We continuously monitor the Protocol to update for relevant considerations as sustainability continues to evolve. Where appropriate, we engage internal experts and third-party consultants.

Upon acquisition, our asset management team creates a tailored integration plan that includes any material sustainability-related matters identified during due diligence, or that arise during our ownership. Within the first 100 days of our ownership, we onboard new acquisitions to each of our programs with subject matter specific onboarding approaches. Our approach is informed by our goal to advance sustainability performance to drive long-term value creation, while managing any associated risks.

We maintain a hands-on approach with all portfolio companies, often through a visible presence on portfolio company boards and through broader engagement of our group that could include executive and employee placements or secondments. It is ultimately the management teams within each portfolio company who are responsible for managing sustainability risks and opportunities. This combination of local accountability and expertise, combined with the support of our group’s investment team, operating partners, dedicated sustainability personnel and operating capabilities is what lays the foundation for our success.

To support our ongoing goals, a number of our portfolio companies’ executive leadership teams have a portion of their compensation tied to certain sustainability performance metrics, which has historically been primarily focused on health and safety, but continues to evolve with additional metrics, creating accountability for performance and an alignment of interests. The above initiatives and our continued sustainability practices are highlighted within our group’s annual Sustainability Report. We believe our report exemplifies the continued progress we are making in elevating our sustainability initiatives, as well as the related commitment to transparency.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “code”), a copy of which has been filed on our SEDAR+ profile at www.sedarplus.ca and on our EDGAR profile at www.sec.gov/edgar and may also be found on the Corporation’s website https://bip.brookfield.com/bipc under “Corporate Governance”. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous

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basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by Navex, an independent third party. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the Board of such reports.

The Board promotes the highest ethical business conduct. The Board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

Personal Trading Policy

Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including the partnership and the Corporation. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield, the partnership and the Corporation and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and the Corporation. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. The Corporation has adopted a personal trading policy substantially similar to the Brookfield Trading Policy that applies to its directors and officers and the officers and directors of its subsidiaries.

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Part Four – Director Compensation and

Equity Ownership

Director Compensation

Except for the non-overlapping director, the directors of the Corporation also serve as directors of the general partner of the partnership. Such overlapping directors receive an annual retainer of $15,000 for their service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors receive an annual retainer of $150,000 for serving on the board of the general partner of the partnership. The Chair of the general partner of the partnership is paid an additional amount of $50,000 for serving in this role. The members of the Audit Committee, including the chair of the Audit Committee, receive an additional $10,000 per year for serving in such positions. The chair of the Audit Committee also receives $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our Audit Committee chair).

Effective January 1, 2024, the directors of the Corporation who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as a director of the general partner of the partnership, such director will receive this annual stipend from the general partner of the partnership only, and where the director also serves on the board of directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between the Corporation and the other Brookfield-managed entity.

Directors who are not independent due to their employment with Brookfield receive no fees for their services on the Board or on the board of the general partner of the partnership.

The non-overlapping director who does not serve as a director of the general partner of the partnership receives an annual retainer of $165,000 for his or her service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the Corporation, and except for the non-overlapping director, as directors of the general partner of the partnership during the year ended December 31, 2023. The directors are paid in U.S. dollars.

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Director Compensation Table

	Fees Earned in Cash	Share and option-based awards	All other compensation	Compensation Total
Name	($)	($)	($)	($)

Jeffrey Blidner(a)	–	–	–	–

William Cox	165,000	–	–	165,000

Roslyn Kelly	175,000	–	–	175,000

John Mullen	165,000	–	–	165,000

Daniel Muñiz Quintanilla	195,000	–	–	195,000

Suzanne Nimocks	165,000	–	–	165,000

Anne Schaumburg	225,000	–	–	225,000

Rajeev Vasudeva	165,000	–	–	165,000

Notes:

(a)	Jeffrey Blidner did not receive any compensation in his capacity as a director of the Corporation.

In coordination with the partnership, the Nominating and Governance Committee periodically reviews the Board’s compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

No director compensation in 2023 was paid in the form of option-based awards or share-based awards. All director compensation is paid in the form of the annual cash retainers described above. None of the directors of the Corporation hold any share-based or option-based awards in the Corporation or BIP.

Equity Ownership of Directors

The Corporation believes that its independent directors can better represent shareholders if they have economic exposure to the Corporation themselves. Accordingly, the Corporation’s independent directors are required to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time. Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board.

The current directors of the Corporation together beneficially own less than 1% of the exchangeable shares.

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Part Five – Report on Executive Compensation

Executive Overview

The Corporation, like BIP, is externally managed by the Service Providers. Our named executive officers (“NEOs”) are employees of the Service Providers and comprise the core senior management team of the Service Providers dedicated to our group. The Service Providers, subsidiaries of Brookfield Asset Management ULC, which is owned approximately 73% by Brookfield Corporation and approximately 27% by Brookfield Asset Management, provide management services to the Corporation pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure, together with the Corporation, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We are responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of such fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding BIP Units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into BIP Units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by affiliates in connection with the privatization of Enercare Inc. and Inter Pipeline Ltd.) that are not held by our group, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

The Service Recipients, including the Corporation, also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The senior management team of the Service Providers perform functions for the Corporation that would make them NEOs of the Corporation. Brookfield, and not the Corporation, determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Providers performed functions similar to those of a chief executive officer and chief financial officer for the Corporation and the other individuals are the three next most highly paid executive officers of the Service Providers providing management services to the Corporation for the year ended December 31, 2023:

Name	Age	Years of Experience in Relevant Industry or Role	Years at Brookfield	Current Position with the Service Providers

Sam Pollock	57	34	29	Chief Executive Officer

David Krant	38	16	12	Chief Financial Officer

Ben Vaughan	52	26	23	Chief Operating Officer

Aaron Kline	44	22	15	Managing Partner

Michael Ryan	52	25	14	Managing Director and General Counsel

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Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards, or cash bonus, and participation in long-term incentive plans. Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Brookfield. Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans, but a larger percentage of their total compensation is in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility. As executives progress within Brookfield, they have the opportunity to reinvest their cash bonus into deferred share units under the DSUP (as defined below), or restricted shares (“Restricted Shares”) under the Restricted Stock Plan (as defined below), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the management resources and compensation committee of Brookfield Corporation or the governance, nominating and compensation committee of Brookfield Asset Management, as applicable (the “Brookfield Compensation Committee”) grant additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of long-term incentive plan awards and assist Brookfield in retaining key employees who have the potential to add value to Brookfield over the longer-term.

The Corporation has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by the Corporation.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing our group’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to the performance of our group’s Funds from Operations (“FFO”), capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

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The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Class A Limited Voting Shares of Brookfield Corporation (“BN Class A Shares”) and/or the Class A Limited Voting Shares of Brookfield Asset Management (“Brookfield Asset Management Class A Shares” and, together with the BN Class A Shares, the “Brookfield Class A Shares”). Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, payments under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that we are able to attract and retain highly qualified executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four forms of long-term incentive plans, of which the terms are substantially the same between each of Brookfield Corporation and Brookfield Asset Management, in which NEOs of the Corporation participate. They are described below in more detail:

1. Management Share Option Plan. The management share option plans (“MSOP”) govern the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the respective Brookfield board of directors. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. The Brookfield Compensation Committees have specific written mandates to review and approve executive compensation and make recommendations for approval to the respective Brookfield board of directors with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving our group’s objectives. Consideration is also given to the number and value of previous option grants. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2. Deferred Share Unit Plan. Brookfield’s deferred share unit plans (“DSUP”) provide for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Shares. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield Compensation Committee. DSUs are granted based on the value of the respective Brookfield Class A Shares at the time of the award (the “DSU allotment price”). In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plans. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

3. Restricted Stock Plans. Brookfield’s restricted stock plans (the “Restricted Stock Plan”) and escrowed stock plans (the “Escrowed Stock Plan”) were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership.

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Restricted Shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted Shares vest over a period of up to five years, with the exception of Restricted Shares awarded in lieu of a cash bonus which vest immediately. Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (an “Escrowed Company”) to executives and other individuals designated by the respective Brookfield board of directors. Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield. Each Escrowed Company uses its resources to directly and indirectly purchase Brookfield Class A Shares or common shares of Brookfield Asset Management ULC (“ULC Shares”). Dividends paid to each Escrowed Company on the Brookfield Class A Shares or ULC Shares acquired by the Escrowed Company are used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares and ULC Shares acquired by an Escrowed Company will not be voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrowed Company. The respective Brookfield Compensation Committee makes recommendations for approval by the respective Brookfield board of directors with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers.

Performance Graph

The analysis below shows the performance of the exchangeable shares on the TSX as compared to the S&P/TSX Composite Index Total Return from the completion of the special distribution on March 31, 2020 to the end of 2023. The performance of the exchangeable shares is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

	March 31, 2020	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023

Exchangeable Shares (BIPC)	100	191.98	185.13	175.10	161.52

S&P/TSX Composite Total Return Index	100	133.50	166.99	157.24	175.71

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Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the years ended December 31, 2023, 2022, and 2021 during which time the NEOs provided services to our group. The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. The Corporation is not responsible for determining or paying their compensation.

The NEOs, other than Michael Ryan, are paid in Canadian dollars. Michael Ryan is paid in Australian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7979 for 2021, and C$1.00 = US$0.7688 for 2022, and C$1.00 = US$0.7411 for 2023, which was the average exchange rate for 2021, 2022 and 2023, respectively, as reported by Bloomberg, unless otherwise noted. All Australian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of AUD$1.00 = US$0.7513 for 2021, AUD$1.00 = US$0.6947 for 2022, and AUD$1.00 = US$0.6644 for 2023, which was the average exchange rate for 2021, 2022 and 2023, respectively, as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table (a)

			Non-equity Incentive Plan Compensation				Options-based Awards

Name and Principal Position with the Service Providers	Year	Annual Base Salary	Annual Cash Bonus (b)	Deferred Share Units (DSUs) (c)	Restricted Shares	Long Term Incentive Plans (d)	Escrowed Shares (e)	Options (f)	All Other Compensation (g)	Total Annual Compensation

		($)	($)	($)	($)	($)	($)	($)	($)	($)

Sam Pollock	2023	555,825	-	-	-	-	3,520,898	-	29,809	4,106,532

Chief Executive Officer	2022	538,160	-	-	-	-	3,007,538	-	29,337	3,575,034

	2021	558,530	-	558,530	-	-	4,310,080	-	31,630	5,458,770

David Krant	2023	407,605	407,605	-	-	-	-	1,295,843	27,139	2,138,192

Chief Financial Officer	2022	384,400	384,400	-	-	-	-	821,058	27,284	1,617,141

	2021	259,318	207,454	-	-	-	-	734,061	20,090	1,220,923

Ben Vaughan	2023	518,770	518,770	-	-	333,974	251,668	503,182	31,733	2,158,097

Chief Operating Officer	2022	480,500	480,500	-	-	-	301,146	677,350	29,337	1,968,833

	2021	478,740	-	478,740	-	1,924,746	294,702	588,906	29,166	3,795,000

Aaron Kline	2023	407,605	407,605	-	-	-	-	295,449	29,809	1,140,469

Managing Partner	2022	384,400	384,400	-	-	-	-	228,050	29,798	1,026,648

	2021	339,108	339,108	-	-	-	-	356,929	28,655	1,063,800

Michael Ryan	2023	382,030	343,827	-	-	53,132	-	152,623	19,899	951,511

Managing Director and General Counsel	2022	382,085	343,877	-	-	-	-	118,732	18,144	862,838

	2021	379,407	322,496	-	-	25,301	-	49,297	19,151	795,652

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Notes:

(a)

On June 28, 2021, Brookfield Corporation established Brookfield Reinsurance Ltd. (“BNRE”) and paid a special dividend valued at $0.34 for every one BN Class A Share held. In recognition of the resultant decrease in the intrinsic value of options issued under the MSOP, the Brookfield Corporation board approved a discretionary cash bonus based on the value of the dividend. The bonus was paid at the time of the transaction for vested options and was fully paid by December 1, 2023. Participants in the Escrowed Stock Plan were awarded a special dividend in the form of class A exchangeable limited voting shares (“Exchangeable Class A Shares”) of BNRE. The following table shows the number of Exchangeable Class A Shares awarded, as well as the amount of cash bonuses, and the total value of the awards.

Name	Exchangeable Class A Shares (#)	Cash ($)	Total Value ($)

Sam Pollock	39,135	-	2,022,743

David Krant	-	40,821	40,821

Ben Vaughan	5,859	-	302,830

Aaron Kline	-	74,260	74,260

Michael Ryan	-	8,040	8,040

(b)

Mr. Pollock’s compensation consists of an annual base salary and Escrowed Shares. Each other NEO is awarded an annual incentive which the NEO can elect to receive in cash, DSUs or Restricted Shares. None of the NEOs elected to receive some or all of the annual incentive in DSUs for 2023.

(c)

Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2021 were awarded effective on February 18, 2022. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7979 for 2021. The number of DSUs awarded for 2021 was based on the volume-weighted average price of the BN Class A Shares on the NYSE for the five days preceding the award date of February 18, 2022.

(d)	These amounts include advance payments made to Ben Vaughan and Michael Ryan in 2021 and 2023 for awards made under the carried interest plan for Brookfield Infrastructure Fund II (BIF II).

(e)	The amounts for 2021, 2022 and 2023 reflect annual grants of Escrowed Shares.

The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting. For additional disclosure, the following table shows the number of Escrowed Shares granted during fiscal year 2022 as a result of the adjustments made to outstanding equity-based awards of Brookfield Corporation in connection with the spin-out of Brookfield Asset Management pursuant to a plan of arrangement completed on December 9, 2022:

Name	Brookfield Asset Management	Grant Date Fair Value
	Escrowed Shares (#)

Sam Pollock	1,540,643	$5,900,663

Ben Vaughan	103,954	$398,144

The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated February 16, 2024 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.8%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

(f)	The amounts for 2021, 2022 and 2023 reflect annual grants of options and grants of carried interest in a Brookfield fund managed plan.

The value awarded to David Krant, Michael Ryan and Aaron Kline under the MSOP for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to David Krant, Aaron Kline and Michael Ryan under the MSOP for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

The value awarded to David Krant, Aaron Kline and Michael Ryan under the MSOP for annual grants dated February 16, 2024 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 29.9%, a risk free rate of 4.23% and a dividend yield of 4.8%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

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The value of carried interests awards to Ben Vaughan was calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on February 18, 2022, February 16, 2023 and February 16, 2024, as applicable.

The value of carried interests awards to Aaron Kline and Michael Ryan were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on February 16, 2023 and February 16, 2024, as applicable.

(g)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

Option Awards and Share-Based Awards at December 31, 2023

The following table shows the Brookfield Asset Management options, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2023.

			Brookfield Asset Management Share-Based Awards

Name	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			DSUs

	Number of Securities Underlying Unexercised	Market Value of Unexercised in- the-money Options	Number of Unvested	Market Value of Unvested RSs	Market Value of Vested RS	Number of Unvested	Market Value of Unvested ESs	Market Value of Vested ESs	Number of Unvested	Market Value of Unvested DSUs	Market Value of Vested DSUs
	Options	(b)	RSs	(c)	(c)	ESs	(d)	(d)	DSUs	(e)	(e)

	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)

Sam Pollock (a)	-	-	-	-	-	1,807,514	15,873,665	3,243,701	-	-	15,639,562

David Krant	188,692	931,874	1,071	43,014	30,048	-	-	-	-	-	-

Ben Vaughan	-	-	-	-	-	140,738	1,165,732	218,867	-	-	2,496,081

Aaron Kline	84,682	1,014,132	-	-	-	-	-	-	-	-	19,963

Michael Ryan	18,402	141,901	-	-	-	-	-	-	-	-	-

Notes:

(a)

The market value of vested DSUs includes $2,222,023 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Infrastructure Partners Funds as disclosed in the audited financial statements of the fund.

(b)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 29, 2023 exceeded the exercise price of the options.

(c)

The market value is calculated as the number of Restricted Shares multiplied by the closing price of a Brookfield Asset Management Class A Share on December 29, 2023. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 29, 2023 was $40.17 (C$53.22 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7547) and $40.17 on the NYSE, as applicable. The TSX or NYSE closing price on December 29, 2023 is used according to the currency in which the Restricted Shares were originally awarded.

(d)

The value of the Escrowed Shares is equal to the value of the Brookfield Asset Management Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(e)

The market value is calculated as the number of DSUs multiplied by the closing price of a Brookfield Asset Management Class A Share on December 29, 2023. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 29, 2023 was $40.17 (C$53.22 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7547) and $40.17 on the NYSE, as applicable. The TSX or NYSE closing price on December 29, 2023 is used according to the currency in which the DSUs were originally awarded.

Outstanding Option Awards and Restricted Share Units at December 31, 2023

The following table shows the details of each Brookfield Asset Management option outstanding at December 31, 2023.

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	Option-based Awards

Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options (a) ($)

Sam Pollock	-	-	-	-

David Krant	978	21.36	25-Feb-2029	18,399

	937	27.99	13-Dec-2029	11,411

	459	32.75	24-Feb-2030	3,405

	12,312	31.46	21-Feb-2031	107,270

	3,441	41.24	17-Feb-2032	-

	13,590	41.24	17-Feb-2032	-

	4,236	35.13	15-Feb-2033	21,356

	152,739	35.13	15-Feb-2033	770,034

Ben Vaughan	-	-	-	-

Aaron Kline	4,500	17.54	23-Feb-2025	101,827

	4,125	16.30	22-Nov-2025	98,470

	3,000	14.77	22-Feb-2026	76,198

	7,125	17.81	16-Feb-2027	159,306

	5,437	19.50	25-Feb-2028	112,356

	7,340	21.36	25-Feb-2029	138,086

	5,325	27.99	13-Dec-2029	64,848

	1,162	32.75	24-Feb-2030	8,620

	16,587	31.46	21-Feb-2031	144,516

	3,441	41.24	17-Feb-2032	-

	4,840	41.24	17-Feb-2032	-

	4,236	35.13	15-Feb-2033	21,356

	17,564	35.13	15-Feb-2033	88,549

Michael Ryan	1,012	17.81	16-Feb-2027	22,627

	1,035	19.50	25-Feb-2028	21,388

	882	21.36	25-Feb-2029	16,593

	1,462	32.75	24-Feb-2030	10,846

	1,518	31.46	21-Feb-2031	13,226

	1,143	41.24	17-Feb-2032	-

	11,350	35.13	15-Feb-2033	57,221

Notes:

(a)

The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 29, 2023 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 29, 2023 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 29, 2023 was $40.17 (C$53.22 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7547) and $40.17 on the NYSE, as applicable.

Value Vested or Earned During 2023

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested or were earned during 2023.

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	Value Vested During 2023 (a)

Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares (d) ($)	Escrowed Shares (e) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Sam Pollock	-	485,757	-	2,920,166	-

David Krant	32,811	-	12,581	0	407,605

Ben Vaughan	-	-	-	197,036	518,770

Aaron Kline	50,837	-	-	-	407,605

Michael Ryan	12,436	-	-	-	343,827

 Notes:

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2023 of C$1.00 = US$0.7411. The value of the Escrowed Shares is equal to the value of the Brookfield Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.

(c)	Values in this column represent the value of DSUs vested in 2023.

(d)	Values in this column represent the value of Restricted Shares vested in 2023.

(e)	Values in this column represent the value of Escrowed Shares vested in 2023.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

The Corporation’s Clawback Policy (the “Clawback Policy”) provides for the reimbursement of incentive and equity-based compensation by executive officers in the event of restatements and is designed to comply with the clawback rules of the U.S. Securities and Exchange Commission and the related exchange listing standards (the “U.S. Clawback Rules”).

Pursuant to the Clawback Policy, an executive officer may be required to repay or otherwise forfeit an amount equal to some or all of any cash payments or equity awards granted or paid to, or earned by, such executive officer under the terms of any of the applicable incentive compensation or long-term incentive plans. This payment may be required in the event that the Corporation is required to prepare an accounting restatement due to the Corporation’s material noncompliance with any financial reporting requirement under United States federal securities laws or to avoid a material financial misstatement.

The Board has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and, if so, the amount of compensation to be repaid or forfeited by the executive officer. In the event that the Corporation is required to prepare an accounting restatement, the Board will review all incentive-based compensation that is (i) granted, earned or vested wholly or in part upon the attainment of one more measures that are determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, or derived wholly or in part from such measures and (ii) received by its executive officers (a) after beginning service as an executive officer, (b) during the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare the accounting restatement (as well as during any transition period specified in the U.S. Clawback Rules), (c) while the Corporation has a class of securities listed on a U.S. national securities exchange, and (d) after the U.S. Clawback Rules became effective. If the Board determines that one or more executive officers received any erroneously awarded compensation in connection with an accounting restatement, the Board will seek recoupment from such executive officers of all such erroneously awarded compensation, unless a committee of independent directors of the Board determines that one of the impracticality exceptions set forth in the U.S. Clawback Rules is available. Any appropriate method may be used for recouping erroneously awarded compensation.

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Pension and Retirement Benefits

Our NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency. The NEO based in Australia receives an annual contribution from Brookfield to their superannuation account equal to 10% of their base salary, subject to a quarterly cap of approximately AUD$4,500.

Termination and Change of Control Provisions

There are no employment contracts between the NEOs and the Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with the Corporation.

While the NEOs participate in Brookfield’s long-term incentive plans, the Corporation does not reimburse the Service Providers for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment.

Exceptions are approved by the chair of the respective Brookfield Compensation Committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of Brookfield’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(a) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	All vested and unvested options are cancelled upon date of termination.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

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Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

 Notes:

(a)	Up to but not beyond the expiry date of the options.

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Part Six – Other Information

Indebtedness of Directors, Officers and Employees

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, the Service Providers or any of their respective subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.

Audit Committee

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 – Audit Committees, including the Audit Committee’s charter, can be found under Item 6.C in our Annual Report on Form 20-F under the heading “Audit Committee,” under Item 16A “Audit Committee Financial Expert” and Exhibit 15.1 thereto, which is posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Notice and Access 2024” and is also filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. A copy of our Annual Report on Form 20-F can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” in Part Six of this Circular.

Related Party Transactions

The Corporation is an affiliate of Brookfield and a subsidiary of the partnership. Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world via its three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Employing a highly disciplined approach to capital allocation, Brookfield Corporation leverages its conservatively managed balance sheet, extensive operational experience, and global sourcing networks to continuously deliver capital appreciation and cash flow growth throughout market cycles. Brookfield Corporation is listed on the NYSE and on the TSX under the symbol “BN”. The business address of Brookfield Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.

Our group has entered into a number of agreements and arrangements with Brookfield in order to enable it to pursue its vision of being a leading owner and operator of high-quality infrastructure assets. While our group believes that this ongoing relationship with Brookfield provides it with a strong competitive advantage as well as access to opportunities that would otherwise not be available to it, our group operates independently and on a stand-alone basis. Please refer to the information contained in our Annual Report on Form 20-F under Item 7.B “Related Party Transactions”, Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices”, Item 7.A “Major Shareholders” and Note 23 to our audited consolidated financial statements for the year ended December 31, 2023 for a description of these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our group’s relationship with Brookfield and our Corporation’s relationship with Brookfield Infrastructure.

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Management Contracts

The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide our group with management services under the Master Services Agreement. Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles. The business address of Brookfield Asset Management is Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure, together with the Corporation, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We are responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of such fee. The amount attributable to the Corporation is based on the weighted average BIP Units and shares outstanding after retroactively adjusting for the special distribution. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding BIP Units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into BIP Units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by affiliates in connection with the privatization of Enercare Inc. and Inter Pipeline Ltd.) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special L.P., a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than the Class A Preferred Units of Holding LP), as well as economically equivalent securities of the other Service Recipients, including the Corporation, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution. In 2023, the Corporation’s proportionate share of the base management fee amounted to approximately $63 million. See “Our Master Services Agreement” on pages 97–101 of our Annual Report on Form 20-F for further information on the Master Services Agreement.

Normal Course Issuer Bid

The Corporation may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In November 2023, the TSX accepted a notice filed by the Corporation of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares, which permits the Corporation to repurchase up to 10% of the total public float of exchangeable shares, or up to 11,867,195 exchangeable shares. Repurchases under our normal course issuer bid were authorized to commence on December 1, 2023 and our normal course issuer bid will terminate on November 30, 2024, or earlier should we complete our repurchases prior to such date. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by the Corporation, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2023, the Corporation made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bip.enquiries@brookfield.com.

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Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and our Annual Report on Form 20-F. Upon request to the Corporate Secretary of the Corporation, the Corporation will also provide any person or company the Annual Report on Form 20-F (filed in Canada with Canadian securities regulatory authorities in lieu of an annual information form), which includes our financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis (“MD&A”), and/or the interim financial statements and MD&A for periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its financial statements and MD&A. Requests for the Annual Report on Form 20-F, Interim Statements and MD&A can be made to the Corporation by mail at 250 Vesey Street, 15th Floor, New York, New York, 10281-1028, by telephone at 212-417-7000, or by email at bip.enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bip.brookfield.com/bipc, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated May 6, 2024.

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Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

Michael Ryan

Corporate Secretary

May 6, 2024

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Appendix A – Charter of the Board

BROOKFIELD INFRASTRUCTURE CORPORATION

BOARD OF DIRECTORS CHARTER

April 2024

1.	PURPOSE OF THE CORPORATION

Brookfield Infrastructure Corporation (the “Corporation”) and its related entities have been established by Brookfield Infrastructure Partners L.P. (“BIP”) to issue a security (the “Class A Subordinate Voting Shares”) that provides an economic return equivalent to units of BIP. In furtherance of the foregoing, the Corporation will (i) establish, acquire and/or hold interests in certain holding subsidiaries (collectively, the “Holding Entities”), (ii) engage in any activity related to the capitalization and financing of the Corporation’s interest in the Holding Entities, and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that lawfully may be conducted by a corporation incorporated under the Business Corporations Act (British Columbia) and the Corporation’s constating documents, provided that as long as any Class A Subordinate Voting Share is listed and traded on a stock exchange in Canada, the Corporation shall not engage in an activity referred to in (ii) or (iii) to the extent such activity may disqualify the Corporation from being considered a “mutual fund corporation” for purposes of the Income Tax Act (Canada).

2.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of the Corporation is to oversee, directly and through its committees, the business and affairs of the Corporation. The Board’s role includes:

(a)

supervising the affiliates of Brookfield Corporation (“Brookfield”) who are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement entered into on March 13, 2015 by, among others, BIP LP, Brookfield and the Service Providers (as amended from time to time, the “Master Services Agreement”);

(b)	capitalizing and financing the Corporation’s interests in the Holding Entities; and

(c)	overseeing the activities of the Corporation.

3.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by the Service Providers on the performance of the Corporation. Because the Corporation is intimately connected to BIP and its subsidiaries (the “BIP Group”), the Board will also be informed of the performance, risks and business operations of the BIP Group. In addition to the general supervision of the provision of services by the Service Providers, the Board performs the following functions:

(a)	risk assessment – assessing the major risks facing the Corporation and its subsidiaries and reviewing, approving and monitoring the manner of addressing those risks;

(b)	communications and disclosure – ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(c)	sustainability – reviewing the Corporation’s approach to sustainability matters as reported to the Board by the Nominating and Governance Committee;

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(d)	corporate governance – overseeing the approach to corporate governance by the Corporation, including adhering to a set of corporate governance principles and guidelines applicable to the Corporation;

(e)

internal controls – reviewing and monitoring the controls and procedures within the Corporation and its subsidiaries to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(f)

maintaining integrity – on an ongoing basis, satisfying itself as to the integrity of the Service Providers, including compliance with Brookfield’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies.

4.	COMPOSITION AND PROCEDURES

(a)

Size of Board and Selection Process – The directors of the Corporation are elected by its shareholders from time to time. The Nominating and Governance Committee recommends the nominees for election to the Board for approval both by the full Board and by a majority of its independent directors (as defined in the articles). Following this approval, the Board proposes a slate of nominees for election, the number of which is subject to limits in the articles The Nominating and Governance Committee also recommends the number of directors from time to time. The Board of the Corporation is expected to mirror the board of directors of the general partner of BIP, except that the Corporation will add one additional non-overlapping board member.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. At least three directors and at least a majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. If the Chair of the Board is not Independent, there shall be a lead independent director (“Lead Independent Director”) of the Board selected by the Board on the recommendation of the Nominating and Governance Committee.

(c)

Meetings – The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board or, in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Providers. Materials for each meeting are distributed to the directors in advance of the meetings.

At the conclusion of each regularly scheduled meeting, the independent directors meet separately, in the absence of representatives from the Service Providers. The independent Chair (or Lead Independent Director) chairs these in-camera sessions.

(d)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit Committee and Nominating and Governance Committee. Special committees may be established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The terms of reference of each standing committee as documented in each committee’s charter are reviewed regularly by the Board.

(e)

Evaluation – The Nominating and Governance Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this process.

(f)	Compensation – The Nominating and Governance Committee recommends to the Board the compensation for directors. In reviewing the adequacy and form of compensation for directors, the

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Nominating and Governance Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation.

(g)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(h)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, conflicts of interest, security ownership and resignation events.

This charter of the Board was reviewed and adopted by the Board on April 30, 2024.

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Brookfield Infrastructure Corporation

bip.brookfield.com/bipc

NYSE: BIPC

TSX: BIPC